Deutsche Investment Management Americas Inc.
                                One Beacon Street
                                Boston, MA 02108

                                                     April 28, 2009

VIA EDGAR Correspondence

Division of Investment Management
United Stated Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Attn:  Jeffrey Foor, Esq.

         Re: DWS Capital Growth VIP and DWS Bond VIP, each a series of DWS Variable Series I (File No. 811-4257)

Dear Mr. Foor,

We are filing this letter today, through EDGAR, as correspondence to respond to comments and questions we discussed with you via telephone conference calls on Wednesday, April 15, 2009 and Friday, April 17, 2009 with respect to the prospectus for DWS Capital Growth VIP and DWS Bond VIP (each a "Portfolio", together the "Portfolios").

On April 6, 2009, we filed with the Securities and Exchange Commission (the "Commission") Post-Effective Amendment No. 45 (the "Amendment") pursuant to Rule 485(a)(3) under the Securities Act of 1933, as amended (the "1933 Act"). Below please find each comment and/or question relating to the Amendment that we recall discussing with you during our conversations followed by our response.

1) With respect to the additional performance information of the new portfolio manager to DWS Capital Growth VIP, Mr. Owen Fitzpatrick, you raised a comment relating to the location of this disclosure in the prospectus.

         In response to your comment, we indicated that the location of the additional performance information would be changed such that it will appear behind the description of the portfolio managers of DWS Capital Growth VIP in the final prospectus. We noted that this disclosure was substantially similar to the disclosure we included in previous filings for DWS Capital Growth Fund and DWS Large Company Growth Fund, each a series of DWS Investment Trust (Accession No. 0000088053-09-000368).

2) You asked why the Hypothetical Expense Summary was included in the prospectus.


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         We explained that the Hypothetical Expense Summary is disclosure that appears in the prospectus as a result of a settlement between the Portfolio's investment advisor, Deutsche Investment Management Americas Inc., and the Attorney General of the State of New York in regards to its investigation of market timing and late trading activities.

3) You asked whether we believed the order of the disclosure in the multi-portfolio prospectus relating to Items 2 and 3 for each Portfolio was consistent with Form N-1A.

         We noted that the order is similar to our retail prospectuses and that we believe the disclosure as set forth in the prospectus is consistent with Form N-1A. We explained that the disclosure relating to each Portfolio in the full prospectus is broken out and used as stand-alone prospectuses by the relevant insurance companies. We also noted that we file the stand-alone prospectuses on behalf of each Portfolio with the Commission under Rule 497 of the 1933 Act. In addition, we explained that we have filed the full prospectus in the same manner in the past with the Commission and had not received a similar comment.

4) You raised a comment to include disclosure in the performance section of the prospectus that the past performance of DWS Capital Growth VIP would have been different had the new strategy been in place.

         We have added the appropriate disclosure to the Portfolio's prospectus.

If you have any questions relating to these matters, please feel free to contact me at (617) 295-3986.

Sincerely,

/s/Scott D. Hogan

Scott D. Hogan
Vice President